October 23, 2019

Daniel Draper
Chief Executive Officer
Invesco CurrencyShares British Pound Sterling Trust
3500 Lacey Road, Ste. 700
Downers Grove, IL 60515

       Re: Invesco CurrencyShares British Pound Sterling Trust
           Registration Statement on Form S-3
           Filed October 18, 2019
           File No. 333-234251

Dear Mr. Draper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Patrick Daugherty, Esq.